UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Aries Maritime Transport Limited

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
G0474B105
(CUSIP Number)
Michail S. Zolotas
Aries Maritime Transport Limited
8 Zerva Nap., Glyfada
Athens 166 75 Greece
+30 (210) 428-8520
Copy to:
Kenneth R. Koch, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
666 Third Avenue
New York, New York 10017
(212) 935-3000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
September 16, 2009
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	G0474B105

1	NAMES OF REPORTING PERSON GRANDUNION INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Marshall Islands

	7	SOLE VOTING POWER

NUMBER OF		33,874,655 [1]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		16,311,111[2]

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

33,874,655

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

70.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
1 Includes 17,563,544 shares owned by Rocket Marine which the Reporting Person has the right to vote pursuant to the Voting Agreement as described below. Including the shares covered by the Voting Agreement, the Reporting Person will control the vote of 70.6% of the Company’s common shares.
2 These shares are subject to the Grandunion Lock-Up Agreement as described below.

Page 2 of 8 pages

Item 1. Security and Issuer
     This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Aries Maritime Transport Limited, a Bermuda company (the “Company”, “Aries Maritime” or “Issuer”). The Company’s principal executive office is located at 18 Zerva Nap., Glyfada, Athens 166 75 Greece.
Item 2. Identity and Background
     (a) This Schedule 13D is being filed on behalf of GRANDUNION INC., a Marshall Islands corporation (the “Reporting Person”). Michail S. Zolotas and Nicholas G. Fistes are the sole stockholders, executive officers and directors of the Reporting Person.
     (b) The business address of the Reporting Person is 83, Akti Miaouli & 1-7 Flessa Street, 185 38 Piraeus, Greece. The business address of Michail S. Zolotas and Nicholas G. Fistes is c/o GRANDUNION INC., 83, Akti Miaouli & 1-7 Flessa Street, 185 38 Piraeus, Greece.
     (c) The principal business of the Reporting Person is drydock shipping. The principal occupation of Michail S. Zolotas has been acting as chief executive officer of the Reporting Person. The principal occupation of Nicholas G. Fistes has been acting as chairman of the board of the Reporting Person.
     (d) During the past five years, none of the Reporting Person, Michail S. Zolotas or Nicholas G. Fistes has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the past five years, none of the Reporting Person, Michail S. Zolotas or Nicholas G. Fistes has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.
     (f) Michail S. Zolotas and Nicholas G. Fistes are citizens of Greece.
Item 3. Source and Amount of Funds or Other Consideration
     Pursuant to that certain Securities Purchase Agreement, dated as of September 16, 2009, by and between the Company and the Reporting Person (the “Purchase Agreement”), the Company will issue 18,977,778 shares of Common Stock (the “Purchased Shares”) to the Reporting Person, of which 2,666,667 will be transferred to Rocket Marine, Inc., a Marshall Islands corporation (“Rocket Marine”). As consideration for the Purchased Shares, the Reporting Person will contribute to the Company 100% of the capital stock of three companies each owning a capesize vessel and the Reporting Person will arrange for the $145 million convertible note issuance as described below. The Purchase Agreement is filed hereto as Exhibit A and is incorporated herein by reference.

Page 3 of 8 pages

Item 4. Purpose of Transaction
     The information contained in Item 3 is incorporated herein by reference. The purpose of the transaction is for the Reporting Person to obtain a controlling stake in the Company, and to provide additional revenue producing assets and additional capital to the Company.
     In accordance with the Purchase Agreement, effective as of the closing, Jeffrey Owen Parry will resign as president of the Company, Michail S. Zolotas, the executive director, president and a co-owner of the Reporting Person, will be appointed as president of the Company, Nicholas G. Fistes, a co-owner of the Reporting Person, will be appointed as chairman of the board of directors of the Company, and Allan Shaw will be appointed as the Company’s chief financial officer. Effective as of the closing, the number of members of the Company’s board of directors will be increased from five members to seven, and the board of directors will consist of: Nicholas G. Fistes, Michail S. Zolotas, Allan Shaw, Masaaki Kohsaka, Spyros Gianniotis, Apostolos Tsitsirakis and Panagiotis Skiadas.
     Except as otherwise set forth in this Schedule 13D, the Reporting Person has no current or proposed plans relating to or which could result in:
     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;
     (e) Any material change in the present capitalization or dividend policy of the Issuer;
     (f) Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;
     (g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

Page 4 of 8 pages

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of Title I of the Securities Exchange Act of 1934; or
     (j) Any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer
     The information contained in Item 3 is incorporated herein by this reference.
     (a) The Reporting Person is the beneficial owner of 33,874,655 shares of Common Stock, representing 70.6% of the Common Stock of Aries Maritime.
     (b) The Reporting Person will have the sole power to vote or to direct the vote of 33,874,655 shares of Common Stock, and will have the sole power, subject to the Grandunion Lock Up Agreement as described below, to dispose or to direct the disposition of 16,311,111 shares of Common Stock (the “Grandunion Shares”). Pursuant to the Voting Agreement as described below, the Reporting Person will have the sole power to vote or to direct the vote of the 17,563,544 shares of Common Stock beneficially owned by the Rocket Group (the “Rocket Marine Shares”) for so long as any member of the Rocket Group owns any such shares.
     (c) Except as set forth in this Schedule 13D, the Reporting Persons have not effected any transactions with respect to the shares of the Common Stock during the past 60 days.
     (d) Not applicable.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The information contained in Item 3 is incorporated herein by reference.

Page 5 of 8 pages

Voting Agreement
     On September 16, 2009, Aries Energy Corporation, a Marshall Islands corporation and an affiliate of the Company “Aries Energy”), Rocket Marine, Gabriel Petrides, individually and as the holder of 50% of the outstanding shares of capital stock of Aries Energy (“Petrides”), Mons S. Bolin, individually and as the holder of 50% of the outstanding shares of capital stock of Aries Energy (“Bolin,” and together with Aries Energy, Rocket Marine and Petrides, the “Rocket Group”) and the Reporting Person entered into a Voting Agreement (the “Voting Agreement”).
     In consideration of the Voting Agreement, effective as of the closing, the Reporting Person will transfer 2,666,667 shares of the Purchased Shares to Rocket Marine (the “Transferred Shares”).
     Pursuant to the Voting Agreement, effective as of the closing, the controlling persons of Rocket Marine will agree to cause Rocket Marine to vote the Rocket Marine Shares in accordance with instructions from the Reporting Person on all matters to be considered and voted upon by the Company’s shareholders. The Voting Agreement will remain in effect for so long as any member of the Rocket Group owns any of the Rocket Marine Shares. The Voting Agreement is filed hereto as Exhibit B and is incorporated herein by reference.
Lock-Up Agreements
     Pursuant to a Lock Up Agreement, dated September 16, 2009, by and among Aries Energy, Rocket Marine, Petrides, Bolin and the Reporting Person (the “Transferred Shares Lock Up Agreement”), effective as of the closing, the parties agree not to transfer or dispose of any of the Transferred Shares, without the prior written consent of the Company, until December 31, 2011. The Transferred Shares Lock Up Agreement is filed hereto as Exhibit C and is incorporated herein by reference.
     Pursuant to a Lock Up Agreement, dated September 16, 2009, by and among Aries Energy, Rocket Marine, Petrides, Bolin and the Reporting Person (the “Existing Shares Lock Up Agreement”), effective as of the closing, the parties agree not to transfer or dispose of any shares of Common Stock, or any other security of the Company that is convertible into, or exercisable or exchangeable for shares of Common Stock or other equity securities of the Company or that holds the right to acquire any shares of Common Stock or other equity securities of the Company, that is beneficially owned by Rocket Marine, Aries Energy, Petrides or Bolin prior to the consummation of the transactions contemplated by the Purchase Agreement, without the prior written consent of the Company, until December 31, 2011. The Existing Shares Lock Up Agreement is filed hereto as Exhibit D and is incorporated herein by reference.
     Pursuant to a Lock Up Agreement, dated September 16, 2009, by and between the Company and the Reporting Person (the “Grandunion Lock Up Agreement”), effective as of the closing, the Reporting Person agrees not to transfer or dispose of the Purchased Shares, without the prior written consent of the Company, until December 31, 2011. The Grandunion Lock Up Agreement is filed hereto as Exhibit E and is incorporated herein by reference.

Page 6 of 8 pages

     Each of the above described Lock Up Agreements contains certain exceptions relating to pledging shares of Common Stock.
Convertible Notes
     Investment Bank of Greece has committed to purchase $145 million in aggregate principal amount of 7% senior unsecured convertible notes due 2014 (the “Convertible Notes”), convertible into shares of Common Stock at a conversion price of $0.75 per share. The proceeds of the Convertible Notes are expected to be used for general corporate purposes, to fund vessel acquisitions and to partially repay existing indebtedness. The terms and conditions of the Convertible Notes are filed hereto as Exhibit F and are incorporated by reference.
     Other than the relationships mentioned above, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person named in Item 2 hereof and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits

Exhibit A:	Securities Purchase Agreement, dated as of September 16, 2009, by and among the Company and the Reporting Person

Exhibit B:	Voting Agreement, dated as September 16, 2009, by and among Aries Energy, Rocket Marine, Petrides, Bolin and the Reporting Person

Exhibit C:	Transferred Shares Lock Up Agreement, dated September 16, 2009, by and among Aries Energy, Rocket Marine, Petrides, Bolin and the Reporting Person

Exhibit D:	Existing Shares Lock Up Agreement, dated September 16, 2009, by and among Aries Energy, Rocket Marine, Petrides, Bolin and the Reporting Person

Exhibit E:	Grandunion Lock Up Agreement, dated September 16, 2009, by and between the Company and the Reporting Person

Exhibit F:	Terms and Conditions of the Convertible Notes

Page 7 of 8 pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 28, 2009	By:	/s/ Michail S. Zolotas
		Name:	Michail S. Zolotas
		Title:	President of the Reporting Person

Page 8 of 8 pages